CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 MAR 22 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0478[redacted]

07022016

19 March 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 15 March 2007 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Appointment of Chief Executive Officer of North America*).

Yours faithfully

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

dlw 3/22

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-Mar-2007 12:49:03
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Appointment of Chief Executive Officer of North America
Description	Please find attached the announcement relating to the above matter released by Millennium & Copthorne Hotels plc on 14 March 2007.
Attachments:	CEO-NA-Announcement.pdf Total size = **19K** (2048K size limit recommended)

14 March 2007

Millennium & Copthorne Hotels plc

Appoints CEO of North America

Millennium & Copthorne Hotels plc (M&C) is pleased to announce the appointment of John Arnett, as Chief Executive Officer of North America and a member of the Board. Mr Arnett will take up his post immediately and will join the Board at the next Board meeting on 3 May 2007. Mr Arnett will report to Peter Papas and will assume responsibility for the day to day operation of all M&C's North American operations.

Mr Arnett (53) has worked in the hospitality industry for 30 years, most recently as President of the Kor Hotel Group in Los Angeles, where he led the Group's expansion of its luxury hotels and resorts. Prior to that, Arnett worked for over 10 years at the Kimpton Hotel and Restaurant Group, where as Senior Vice President, he oversaw the operations and profitability of 37 Kimpton Group properties, while guiding the transition of new assets into stable operating businesses. Earlier, he served as Kimpton's Vice President of Acquisitions and Property Transformation, contributing to numerous acquisitions throughout the US and Canada. Arnett's background also includes the management operations of luxury hotels and resorts including General Manager of the Ritz Carlton Mauna Lani, Hawaii, where Arnett was the recipient of both the Five Diamond Hotel and Restaurant Award. Arnett also managed the flagship Ritz Carlton Buckhead in Atlanta; and managed resorts in Minnesota and Arizona. He has a degree in Business Administration from the University of Denver.

Peter Papas, Group Chief Executive of M&C, commented:

"I am delighted to announce the appointment of John as CEO of our North American operations. His vast experience, knowledge, reputation and networks in the hospitality industry and US hotel market will be invaluable as we capitalise on the significant opportunities open to us in this key region over the medium term. The hiring of John is a clear intention of our ambitions as a Group and the Board and I look forward to working with him."

The company confirms that that there are no further matters requiring disclosure in relation to paragraphs 9.6.13 (2) to (6) of the listing rules.

For further information please contact:

Peter Papas, Group Chief Executive Adrian Bushnell, Company Secretary Millennium & Copthorne Hotels plc	+44 (0) 207 872 2444
Ben Foster/Charlie Watenphul Financial Dynamics	+44 (0) 207 831 3113

END